UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 10 March 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Media release – Qrious delivers greater insight into a smart data world

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 10 March 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

Media Release

10 March 2014

Qrious delivers greater insight into a smart data world

Telecom Digital Ventures is pleased to announce the launch of an exciting new standalone business, Qrious. Qrious will provide a better way for New Zealand organisations to tap into the world of insights and create value from data, analytics and applications. More details of Qrious can be found at www.qrious.co.nz Telecom Chief Executive, Simon Moutter, says, “We are living in a new digital age, where the smart use of data is an exploding global phenomena. It’s rapidly changing the way people live and do business around the world. Qrious is a bold move to help lead the development of greater economic and social value for New Zealand.” Qrious is built on the powerful combination of information, insight and action.

“Qrious wants to help New Zealand address big challenging issues such as how to deliver better public transport, housing, and health outcomes. We want to help businesses and organisations improve the way their products and services meet their customer wants and needs,” says the General Manager for Qrious, Cyrus Facciano.

“For example we are curious about ways to help prevent the increase of chronic illness and improve the healthcare services available to the public. By connecting available data sets across the sector and correlating this with population demographics, we can help direct investment to the most in-demand types of care.

“Greater value and benefits can be derived from the combination of information, the insights that can be gleaned from that information, and the application of those insights into valuable action.

“The challenge is, many organisations and businesses don’t have the people expertise or technical resource to analyse information and gain these insights, or if they do, there are significant obstacles to generating value. Drawing on a powerful and unique local cloud platform and a team of data experts, Qrious aims to help them overcome this challenge.” “We believe there is a massive opportunity for NZ Inc. to generate significant economic and social benefit from smarter use of data. Global insights suggest this could generate value in the billions of dollars for New Zealand.

“We have established a platform where businesses, the public sector and other organisations can privately and securely host their own data and combine this with other publicly available information to gain even greater insights. Our experts will help them to work with this data to derive valuable information and understanding.” Along with this emerging Big Data phenomena is the global emergence of a new kind of professional, the “Data Scientist”. Data Science is the unique but essential combination of statistics, coding skills and business acumen to solve business and public good problems. The challenge, is that this type of professional is extremely rare.

In order to help build up the data science skill base within New Zealand that is necessary to deliver these benefits, Qrious is also establishing a Data Science Academy where students will be trained, tutored and tested on their knowledge of these new techniques. The best people will be offered internships and positions in this emerging and exciting industry. Details of the Qrious Data Science Academy can be found at www.qriousacademy.co.nz “We think people will be amazed at the innovation, efficiencies and insights that can be created from the better understanding of available information. Qrious will be the market leader in extracting these insights and helping our organisation and business customers comprehend and influence the forces that shape modern society.”

ENDS

For follow up enquiries contact:

Conor Roberts Telecom Head of Public Affairs 021 124 6004 Conor.roberts@telecom.co.nz